As filed with the Securities and Exchange Commission on January 27, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JMAR TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	3559 (Primary Standard Industrial Classification Code Number)	68-0131180 (I.R.S. Employer Identification Number)
10905 Technology Place
San Diego, CA 92127
(858) 946-6800
(Address including zip code and telephone number, including area code of Registrant’s principal executive offices and principal place of business)
Dennis E. Valentine
Chief Financial Officer
JMAR Technologies, Inc.
10905 Technology Place
San Diego, CA 92127
(858) 946-6800
(Name, address, including zip code and telephone number, including area code, of agent for service)
With copies to:
Joseph G. Martinez
Procopio, Cory, Hargreaves & Savitch LLP
530 B Street, Suite 2100
San Diego, CA 92101-4469
(619) 238-1900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐
Calculation of Registration Fee

		Proposed	Proposed
	Amount to be	Maximum Per Share	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered (1)	Offering Price (2)	Offering Price (2)	Registration Fee (3)
Common Stock, par value $0.01 per share (4)	5,689,346	$1.175	$6,684,982	$715.29

(1)	Includes 2,664,345 shares of Common Stock issuable upon exercise of outstanding Warrants. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover any additional securities issuable pursuant to provisions of the Warrants from stock splits, stock dividends, recapitalizations and similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The proposed maximum offering price per share is based on the average of the high and low prices for the Common Stock on January 23, 2006 as reported by the NASDAQ Stock Market.

(3)	Amount calculated pursuant to Section 6(b) under the Securities Act.

(4)	Each share of Common Stock, $0.01 par value per share, includes a right to purchase one one-thousandth of a share of Junior Participating Preferred Stock pursuant to the Registrant’s Shareholder Rights Plan.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREUNDER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

PROSPECTUS
JMAR TECHNOLOGIES, INC.
5,689,346 Shares
COMMON STOCK
     This Prospectus covers 5,689,346 shares (the “Shares”) of Common Stock of JMAR Technologies, Inc., a Delaware corporation (“JMAR” or “Company”) that may be offered by the selling stockholders included herein (“Selling Stockholders”), from time to time in transactions on the open market, in negotiated transactions, or otherwise at fixed prices or prices that may be changed, at market prices prevailing at the time of the sale, at prices related to market prices prevailing at the time of the sale, or at negotiated prices. The shares include 2,664,345 shares of Common Stock that are issuable upon exercise of Warrants (“Warrants”) held by the Selling Stockholders.
     The Shares and the Warrants were originally issued to the Selling Stockholders in separate private placement transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. We agreed with the Selling Stockholders to register for resale the Shares and the shares of Common Stock issuable upon exercise of the Warrants, and also to bear the expenses of the registration of the shares.
     We are not offering any shares under this Prospectus and will not receive any of the proceeds from the sale of these shares.
     Our Common Stock is traded on the Nasdaq Capital Market under the symbol “JMAR.” On January 23, 2006, the closing price for the Common Stock as reported on the Nasdaq Capital Market was $1.15 per share.
SEE “RISK FACTORS” BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
No person has been authorized by us to give any information or to make any representations about the offering of Common Stock made by this Prospectus other than the information and representations contained in this Prospectus. Accordingly, you should not rely on information outside of this Prospectus. This Prospectus is not an offer to sell or buy any security other than the Common Stock offered by this Prospectus; it is not an offer to sell or buy securities in any jurisdiction in which such offer is not qualified; and it is not an offer to buy or sell securities to any person to whom such offer would be unlawful. The information in this Prospectus is current as of the date of this Prospectus. Your receipt of this Prospectus does not mean that there has been no change in the affairs of JMAR Technologies, Inc. since the date of this Prospectus or that the documents which are incorporated by reference in this Prospectus are correct as of any date after the date of such documents.
The date of this Prospectus is                     , 2006

SUMMARY
     This summary highlights some information from this Prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this Prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in this Prospectus.
JMAR TECHNOLOGIES, INC.
     JMAR Technologies, Inc. is a leading innovator in the development of laser-based equipment for imaging, analysis and fabrication at the nano-scale. We are leveraging over a decade of laser and photonics research to develop a diverse portfolio of products with commercial applications in rapidly growing industries while continuing to carry out research and development for the U.S. Defense Advanced Research Projects Agency (DARPA) and provide support for the U.S. Government’s Defense Microelectronics Activity (DMEA) semiconductor fabrication facility. We are targeting the nanotechnology, bioscience and semiconductor industries with our BriteLightTM Laser; X-ray Light Source; Compact X-ray Microscope — for 3D visualization of single cells and polymers; our X-ray Nano Probe — enabling interaction, analysis and modification at the nano-scale. We also develop, manufacture and market our BioSentryTM microorganism contamination warning system and maintain a strategic alliance for the production of the READ chemical sensor for homeland security, environmental and utility infrastructure industries.
CONTRACT RESEARCH AND DEVELOPMENT, TECHNICAL SUPPORT, AND PRODUCTION PROGRAMS
     Currently, the majority of the Company’s revenues are derived as the prime contractor or subcontractor for three government contracts. These contracts have generated intellectual property owned by the Company in areas in which the Company believes there are significant commercial applications.
     A major source of ongoing revenue is the subcontract between JMAR’s Microelectronics Division and General Dynamics Advanced Information Systems (GDAIS) to enhance and maintain the semiconductor wafer fabrication processes installed at the McClellan Air Force Base in Sacramento for the DMEA (GDAIS Contract). This work, which started in 1998, has resulted in a new subcontract each year out of funds available in the DMEA’s budget as an element of the Department of Defense’s Advanced Technology Support Program. The Company received $3.5 million in contracts in 2004 for this program and $2.3 million in letter contracts in 2005 against an expected $4.2 million contract.
     A contract issued to JMAR’s Vermont Operations by Naval Air Warfare Center AD, supports continued X-ray lithography technology and infrastructure development. Under this contract, JMAR procures sub-100 nm feature size X-ray masks used in the development and production of high performance GaAs MMICs and to produce zone plate optics (NAVAIR Contract). Through January 20, 2006, a total of $12.4 million has been received under this contract, including $3.6 million funded in July 2005. The present total contract amount is $17.5 million, with incremental funding under the contract sought on an annual basis.
     The U.S. Army Research Laboratory contract sponsored by DARPA and issued to JMAR’s Research Division has facilitated development of the Company’s Collimated Plasma Lithography (CPL) system (DARPA Contract). A total of $23.7 million has been funded under this contract since 2001; including $3.5 million funded in February 2005 (the receipt of funding allows the Company to bill for costs incurred). No program funding related to the DARPA Contract is included in the United States Government’s current fiscal year budget and the Company expects no further funding under this contract.
     Through our commercial collaboration with FemtoTrace, Inc., JMAR has designed and manufactured two Alpha versions of the READ sensor, a highly sensitive chemical detection system under contract for FemtoTrace. JMAR has now received purchase orders for three Beta READ units from FemtoTrace.
STANDARD PRODUCTS
     JMAR’s diode pumped solid state BriteLight™ laser, developed specifically to enable the efficient production of soft X-rays using laser produced plasma, is now marketed by JMAR as a standard product for advanced laser applications. Commercial BriteLight units are presently operating in Korea and at the Lawrence Livermore National Laboratory. JMAR is carrying out manufacturing engineering to reduce production costs and to expand the addressable market for this high performance laser.
     JMAR has acquired new technology and established a Sensor Products Group to develop and field an innovative sensor for continuous, on-line, real-time monitoring of drinking water for the presence of microorganisms. The BioSentry™ successfully passed proof of concept testing and we assembled fifteen Beta units for internal testing and installation at test and evaluation sites for different applications in the first and second quarters of 2005. In early March 2005, we entered into a Technology Testing and Contingent Purchase Agreement with Olivenhain Municipal Water District (OMWD) which provides for the installation and testing of three Beta models of the BioSentry sensor at OMWD’s water treatment plant in San Diego County. If the BioSentry Beta units satisfy certain test criteria during an agreed upon test period, including approval by the state regulator, OMWD has agreed to purchase three production units. We installed the first Beta test units at OMWD shortly before the end of the first quarter of 2005. In addition, in April 2005, we entered into a contract with Mexico’s leading beverage development and manufacturing company (Kimpen S.A. de C.V. (Kimpen)) to install a Beta model of the BioSentry™ at Kimpen’s laboratory facility. After successful completion of initial testing, Kimpen purchased two BioSentry™ production systems for installation in beverage production facilities. Following successful operational testing, Kimpen will purchase 15 additional production units for installation at each of its bottling plants. Also, in May 2005, a leading North American cruise ship operator requested installation of the BioSentry™ on a cruise ship. Installation and Beta testing started in June. In addition, a U.S. city will be installing the BioSentry in a central public facility for the purpose of monitoring drinking water for harmful biological contamination and another U.S. city purchased two BioSentry’s to help protect that city’s drinking water against harmful microorganisms.
NEW PRODUCTS UNDER DEVELOPMENT
     JMAR has identified commercial opportunities for instruments enabled by the laser and soft X-ray generator technology developed by the Company over the past decade in pursuit of CPL. Compact X-ray Microscope and X-ray Nano Probe products are under development and targeted at large addressable markets. JMAR will continue to pursue government funding in areas that support its needs and create valuable technology to support JMAR’s soft X-ray based new product development efforts.
     As JMAR seeks to add commercial revenues to our predominately government contract revenue base, we face a series of challenges, including technical and market risks and uncertainties associated with the development of new technologies and new products. Our product development efforts will require substantial continued investment by JMAR and we expect to face challenges in transitioning each of our new products from the proof of concept, alpha and beta stages to commercial introduction and market acceptance.
     Our executive offices are located at 10905 Technology Place, San Diego, California 92127 and our telephone number is (858) 946-6800.

THE OFFERING

Common Stock (excluding shares issuable
upon exercise of the Warrants)	3,025,001 shares

Common Stock issuable upon
exercise of the Warrants	2,664,345 shares

Use of Proceeds	All proceeds from the sale of the Shares
and the shares underlying the Warrants will be
received by the Selling Stockholders for their own
accounts. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” starting below, as
well as cautionary statements in this Prospectus,before
investing in shares of our Common Stock.
RISK FACTORS
AN INVESTMENT IN THE COMMON STOCK OFFERED IN CONNECTION WITH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.
OUR CONTINUING DECLINE IN REVENUES AND OUR NET AND OPERATING LOSSES ARE SIGNIFICANT AND COULD HAVE AN ADVERSE IMPACT ON OUR STOCK PRICE.
     Our revenues for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005, were $17,296,508, $10,059,839 and $6,915,843, respectively. Our net loss for 2003 and 2004 was $3,278,463 and $5,632,140, respectively. Our net loss for the nine months ended September 30, 2005 was $5,585,557. Our continuing product development efforts may lead to increased expenditures which may increase the amount of our losses. Failure to achieve significant sales of our new products in the future and continued losses will reduce our shareholder’s equity, could adversely impact the continued listing of our stock on the NASDAQ Capital Market, and could have a significant adverse impact on our stock price.
OUR CASH REQUIREMENTS ARE SIGNIFICANT AND IF WE DO NOT GENERATE SUFFICIENT FUNDS FROM OPERATIONS OR OBTAIN ADDITIONAL FINANCING WE MAY BE UNABLE TO CONTINUE OUR PRESENT PRODUCT DEVELOPMENT ACTIVITIES.
     Our cash requirements have been and will continue to be significant. Our cash used in operating activities for the years ended December 31, 2003 and 2004 was $5,595,719 and $4,542,034, respectively. Our cash used in operating activities for the nine months ended September 30, 2005 was $4,449,743. These negative cash flows are primarily related to losses from recent operating losses, discontinued operations, and fluctuations in working capital items.
     We will continue to use cash in 2006 for 1) product development efforts, and to acquire or license products, technologies or businesses; 2) corporate costs, primarily related to the cost of being a public company; 3) preferred stock redemptions and dividends; and 4) other working capital needs. We completed a $3.63 million financing in December, 2005 and January, 2006 (the “December 2005 Offering”), but we may require additional financing to complete or accelerate the development of some of our high value emerging new products and for working capital requirements and for Preferred Stock redemptions. The Company’s Working Capital Line (the “Line”) with Laurus Master Fund (“Laurus”) expires March 21, 2006. Laurus has indicated that they will renew the Line on similar terms. Management believes that with the renewal of the Line, the Company has adequate resources to fund working capital requirements and product development through December 31, 2006.
YOU WILL EXPERIENCE ADDITIONAL DILUTION IF THE COMPANY IS NOT SUCCESSFUL IN SELLING ITS NEW PRODUCTS IN 2006 AND 2007.
     We intend to continue to invest significant funds in our new product development programs. If these new products do not result in significant commercial sales in 2006 and 2007, we will need to raise additional funds in order to continue our product development and sales and marketing activities and for other working capital needs. In such event, we would expect to seek to raise such capital through the sale of our equity securities, and, as a result, shareholders will experience significant further dilution.
THE FAILURE TO MAINTAIN SHAREHOLDERS’ EQUITY ABOVE $2.5 MILLION OR MARKET CAPITALIZATION OF $35 MILLION OR TO SUSTAIN A MINIMUM SHARE PRICE OF $1.00 PER SHARE COULD RESULT IN DELISTING OF OUR SHARES ON THE NASDAQ STOCK MARKET.
     In order to retain our listing on the NASDAQ Capital Market, we are required to maintain (i) stockholders’ equity of $2.5 million, or (ii) market value of Common Stock of $35 million. As of September 30, 2005, our shareholders’ equity was $4,602,093. In December, 2005 and in January, 2006, we completed a $3.63 million private placement of our Common Stock and Warrants. In December, 2005, we also redeemed all of the outstanding shares of our Series E Preferred Stock through the payment of 1,041,667 shares of Common Stock to Laurus Master Fund Ltd. (“Laurus”). Although our shareholders’ equity is currently in excess of the $2.5 million minimum requirement to maintain our listing, continued losses without increases in equity could cause us to fall below this NASDAQ requirement, which would require us to come into compliance or face delisting. As of January 20, 2006, the market value of our Common Stock was $45.2 million. In order to retain our listing on the NASDAQ Capital Market, we must also maintain a minimum bid price of $1.00 per share for at least 30 consecutive trading days. If the bid price falls below the $1.00 minimum for more than 30 trading days, we will have 180 days to satisfy the $1.00 minimum bid price for a period of at least 10 trading days. Our stock traded below this $1.00 minimum in the March-May, 2003 timeframe and has traded in the $1.00 to $1.48 range between October 1, 2005 and January 20, 2006. The failure to maintain our listing on the NASDAQ Capital Market would have an adverse effect on our stock price.
OUR OUTSTANDING PREFERRED STOCK HAS A LIQUIDATION PREFERENCE OF $7,850,000, WHICH IS IN EXCESS OF OUR TOTAL STOCKHOLDERS’ EQUITY.
     Our currently outstanding Convertible Preferred Stock has a total Stated Value of $7,850,000 as of January 15, 2006. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of Series F-H Preferred Stock are entitled to receive, before any payment or distribution shall be made on the Common Stock out of the assets of the Corporation available for distribution to the stockholders, the Stated Value per share of Series F-H Preferred Stock then outstanding and all accrued and unpaid dividends. In the event of a dissolution, liquidation or winding up of the Corporation, holders of Common Stock may lose their entire investment.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY. AS A RESULT, WE MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.
     Our quarterly revenues and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, including the risk factors set forth in this section. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline.
IF OUR PRODUCT DEVELOPMENT PROGRAMS ARE NOT SUCCESSFUL, IT WILL HARM OUR BUSINESS.
     The development of sophisticated laser-based systems and sensors, such as our BioSentry, X-ray Microscope and our X-ray Nano Probe products, is a lengthy and capital intensive process and is subject to unforeseen risks, delays, problems and costs. We have had limited success in past product development efforts, including the failure to achieve market acceptance of our Collimated Plasma Lithography (CPL) products and in our efforts to establish a standard semiconductor products business. We cannot assure you that we will be able to successfully develop our new products, or that unanticipated technical or other problems will not occur which would result in delays in our development programs.
     Achieving market acceptance for our new products requires a significant effort to convince customers to adopt our products and technologies over other alternative products and technologies. In the case of each of our new product development efforts, this requires demonstrating that our products have superior performance to the alternative products and technologies and are more cost-effective. In addition to the expenditures required to complete and commercialize these products, this will require substantial technical, marketing and sales efforts and the expenditure of significant funds to create customer awareness of and demand for our products. We cannot assure you that our new products will achieve significant market acceptance in the future or result in significantly increased levels of revenues.
WE DEPEND ON THIRD PARTY SUPPLIERS OF VARIOUS COMPONENTS FOR OUR EQUIPMENT BUSINESSES AND OUR BUSINESS WILL BE HARMED IF THE SUPPLY OF KEY COMPONENTS IS INTERRUPTED OR DISCONTINUED.
     Our Research Division, Vermont Operation, and our Sensor Products Group (BioSentry) are dependent on third party suppliers for components used in the development and manufacture of our products. If certain key components are delayed or unavailable, we might have to reengineer our products, resulting in delays and increased costs, or we may have to pay other suppliers more to obtain those components, which could adversely affect our business. In addition, our cost models contemplate that multiple suppliers and greater volume purchases will bring down the manufacturing costs to make our new systems more competitively priced.
     Although we anticipate having multiple sources of supply for the components used in our future production systems, there are no assurances that additional suppliers will materialize. In particular, our X-ray Microscope and X-Ray Nano Probe products require certain X-ray optics called zone plates that are difficult and expensive to manufacture. We have identified suppliers of zone plates and have also initiated an effort to manufacture zone plates in-house. If we cannot obtain these zone plates when needed at an acceptable cost, then we will need to rely on other optics, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business. Our BioSentry product development effort also relies on certain complex optics. If we cannot obtain these complex optics when needed at an acceptable cost, then we may have to redesign the product, which would involve additional re-engineering and related delays and additional costs which could adversely affect our business.
THE SUCCESS OF OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY, PARTICULARLY AGAINST LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES.
     The markets for our products are highly competitive and are characterized by rapid technological change and evolving industry standards. For example, although we are not aware of any products in the market for detecting and classifying microorganisms similar to our BioSentry product, water utilities and other water industry customers currently employ other products and technologies, such as filters and ultraviolet disinfection systems, to remove or neutralize microorganisms from the water supply. Our X-ray Microscope and X-ray Nano Probe products provide alternative “soft” X-rays for the microscopy and materials processing markets. Currently, the intended users of soft X-rays must pay for time on large synchrotrons to perform their intended processes. Alternatively, for biological experimentation, other technologies are available, such as transmission electron microscopy, to perform the types of analyses performed by our new X-ray Microscope product. While we believe that our new X-ray products will provide certain functions that the current competitive products and technologies cannot provide (e.g., lower capital and operating expense; more rapid performance), there is a risk that our intended customers may not view these benefits as outweighing the features of established products and technologies (which include better resolution in the case of transmission electron microscopes or lower costs in the case of optical microscopes).
     Further development by others of new or improved products, processes or technologies may make our products obsolete or less competitive. Our ability to compete is dependent on our ability to continually enhance and improve our products and to successfully develop and market new products. Many of our competitors have greater financial, managerial and technical resources than we have. We cannot assure you that we will successfully differentiate ourselves from our competitors, that the relevant markets will consider our products to be superior to our competitors’ products or that we will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.
WE HAVE RELIED ON FUNDING FROM THE U.S. DEPARTMENT OF DEFENSE FOR A SIGNIFICANT PORTION OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES IN THE PAST AND EXPECT SIGNIFICANTLY LESS FUNDING OF OUR NEW PRODUCT DEVELOPMENTS FROM THE GOVERNMENT IN THE FUTURE
     To date, our CPL development program has received in excess of $62 million in funding under DARPA contracts over the past 10 years, with $3.6 million and $3.7 million received in 2003 and 2004, respectively. Through the end of 2005, approximately 90 percent of our revenues will be derived as the prime contractor or subcontractor for government contracts. One of the contracts is issued to our Research Division by the U.S. Army Research Laboratory sponsored by DARPA for further development of our CPL system (DARPA Contract). In February, 2005, we received the last $3.5 million in funding under the DARPA Contract. No further program funding related to the DARPA Contract is included in the United States Government’s fiscal year 2005 budget and we expect no further funding under this contract after the receipt of the $3.5 million. We continue to receive funding from the Government under a separate DARPA/NAVAIR contract (the “NAVAIR Contract”) for the procurement of X-ray masks and for the fabrication of certain X-ray optics, including zone plate optics, to be used in our X-ray Microscope and X-ray Nano Probe product development programs. The funding for the NAVAIR Contract has been Congressionally mandated, hence, is subject to the risk of losing Congressional support. In addition, the technology services business of our Microelectronics Division, which performs services for a U.S. Government semiconductor fabrication facility, has received contract funding from a major defense contractor and is subject to continued support of the government customer.
     The DOD’s overall budget, and our participation therein, is subject to reduction based upon a number of factors, including general budgetary constraints, shifting priorities of the specific governmental agency which sponsors the funding and our own performance under our contracts with the Government. We do not expect to receive funding from government sources at similar levels in the future. The Company is relying on the sale of its new products in 2006 and beyond, together with financing transactions to support continued product development and operations. To the extent we continue to invest in product development, these expenditures will increase our losses accordingly.
IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL, HIGHLY SKILLED PERSONNEL REQUIRED FOR THE EXPANSION OF OUR ACTIVITIES, OUR BUSINESS WILL SUFFER.
     Our success is substantially dependent on the efforts of certain key personnel. In particular, our new X-ray-based product development efforts rely on the skill of several key laser and laser plasma scientists and engineers and our BioSentry product development effort relies on the skills of several key technical personnel in the areas of scattered-light-based detection systems, algorithms used to interpret the results of scattered light and microorganism morphology, as well as personnel experienced in the water industry. The loss of such key personnel would adversely affect our business and prospects. In such event, we cannot assure you that we would be able to employ qualified persons on terms favorable to us. In seeking and retaining qualified personnel, we are required to compete with companies having greater financial and other resources than we have. Since our future success is dependent upon our ability to retain or attract qualified personnel, our failure to do so could have an adverse impact on our business.
ASSERTING, DEFENDING AND MAINTAINING INTELLECTUAL PROPERTY RIGHTS IS DIFFICULT AND COSTLY AND THE FAILURE TO DO SO COULD HARM OUR ABILITY TO COMPETE AND THE RESULTS OF OUR OPERATIONS.
     We rely, to a significant extent, on patents, trade secrets and confidentiality agreements to protect our proprietary technology. We cannot assure you as to the breadth or degree of protection which existing or future patents, if any, may afford us, or that patents will not be circumvented or invalidated, or that our products do not and will not infringe on patents or violate proprietary rights of others. In the event a patent infringement claim is asserted against us, or we are required to enforce our rights under an issued patent, the cost of such actions may be very high, whether or not we are successful. While we are unable to predict what such costs, if any, will be if we are obligated to pursue patent litigation, our ability to fund our operations and to pursue our business goals may be substantially impaired.
     Our BioSentry™ product uses scattered light to detect particles in fluids. This field is the subject of substantial patent activity. We entered into License Agreements with PointSource Technologies, The LXT Group and NASA, covering the license of technologies related to the BioSentry product area. Although JMAR believes that the patents and technology licensed from PointSource, LXT and NASA, as well as the technology that we have developed in-house, provide adequate coverage for our current BioSentry product, we can give you no assurances that the technologies that we want or need to use in the future in this field may not infringe on the patents or proprietary rights of others. If we need to use technologies owned by third parties in connection with our BioSentry products and cannot license them on reasonable terms, our ability to develop, manufacture and commercialize our BioSentry products will be adversely impacted, which would adversely affect our business and our stock price.
IF OUR OUTSTANDING OPTIONS AND WARRANTS ARE EXERCISED AND IF OUR PREFERRED STOCK IS CONVERTED IT WILL RESULT IN SUBSTANTIAL DILUTION.
     As of January 20, 2006, we had outstanding 39,314,121 shares of Common Stock. Except for the shares of Common Stock registered hereunder, substantially all of the outstanding shares of the Company’s Common Stock are freely tradable without restriction or further registration under the Securities Act. Affiliates may sell the shares they own pursuant to Rule 144, subject to certain notice filing and volume limitations.
     As of January 20, 2006, there were 9,334,116 shares of Common Stock subject to issuance upon exercise of outstanding options and warrants, including (i) warrants for a total of 2,044,839 shares issued to Laurus in connection with the issuance of our Convertible Note, our Series A-H Preferred Stock in 2003 and 2004, and warrants issued in February 2005 in connection with an investment in the Company, (ii) warrants for a total of 2,117,501 shares issued to certain of the Selling Stockholders in the December 2005 Offering, (iii) warrants for 375,000 shares issued to Laurus Master Fund Ltd. in connection with the complete redemption of the Series E Convertible Preferred Stock, and (iv) warrants for 171,844 shares issued to Midtown Partners & Co., LLC, the placement agent for the December 2005 Offering.
     The outstanding Series F-H Preferred Stock is convertible into shares of Common Stock at $2.00 per share. Subject to the contractual limitation on total beneficial ownership by Laurus to 4.99% of our Common Stock (described below in footnote (7) of “Selling Stockholder”), the Series F-H Preferred Stock is convertible into 3,925,000 shares of Common Stock. In addition, although no amounts are currently outstanding under the Convertible Note, subject to the same 4.99% ownership limitation, up to $3 million of indebtedness may be borrowed under the Convertible Note at any time (based on the level of eligible receivables) and may be converted to Common Stock at a conversion price of $2.85 per share.
     In connection with an offering of common stock and warrants completed in February, 2005 (the “February 2005 Offering”), certain investors were granted the right to purchase up to 30% of certain future offerings of our securities on the same terms as are offered in such future offerings. This right continues until February, 2007. In connection with the execution of a License Agreement with PointSource Technologies, LLC (“PointSource”) in January, 2005, affiliates of PointSource (the “PointSource Investors”) were granted the right to purchase approximately 1.66% of certain completed offerings of our securities on the same terms as were offered in such offerings. This right must be exercised within 20 days after we give notice to the PointSource Investors of the completion of a securities offering. This right continues until July, 2006. As a result of the completion of the December 2005 Offering, the PointSource Investors were offered the right to purchase a total of 50,215 shares of Common Stock and Warrants to purchase 35,150 shares with an exercise price of $1.44 per share and none of the PointSource Investors accepted this offer.
     To the extent that outstanding options, warrants and other purchase rights are exercised prior to their expiration dates, additional funds will be paid into us at the expense of dilution to the interests of our stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants and other securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in such securities. The sale of the shares issued upon exercise of our outstanding warrants and options and conversion of our Convertible Note and Preferred Stock could adversely affect the market price of our Common Stock.
IF PRODUCT LIABILITY CLAIMS ARE BROUGHT WHICH EXCEED OUR LIABILITY INSURANCE LIMITS OUR BUSINESS WOULD BE HARMED.
     We may be exposed to potential product liability claims arising out of the use of our products. Although we maintain product liability insurance on our current products, we cannot assure you that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured successful claim against us could have a material adverse affect on our business. There can be no assurance that as we complete the commercialization and introduction of new products that insurance will be available on economically favorable terms or in amounts adequate to cover the risks associated with these new products.
WE DO NOT PRESENTLY INTEND TO PAY CASH DIVIDENDS TO OUR SHAREHOLDERS.
     We have never paid cash dividends on our Common Stock and intend, for the foreseeable future, to retain our earnings, if any, to finance our business. Future dividend policy will depend on our earnings, capital requirements, financial condition, debt covenants and other factors considered relevant by our Board of Directors.
OUR ABILITY TO USE OUR ENTIRE NET OPERATING LOSS CARRYFORWARD IS LIMITED BY PRIOR CHANGES IN OWNERSHIP AND MAY BE FURTHER LIMITED IN THE FUTURE.
     We have federal net operating loss carry-forwards of approximately $50 million. These NOLs expire incrementally through 2024. Realization of future tax benefits from utilization of our net operating loss carry-forwards for income tax purposes is limited by changes in ownership in 1990, 1992 and 1993. Of the total NOLs, annual limitations of $695,000 apply to approximately $3.6 million of the NOLs and the balance is not subject to these annual limitations. In addition, the net operating losses of acquired companies are also subject to separate change of ownership limitations. Due to our taxable losses in the past three years, we have been unable to take advantage of the benefits of these NOLs. The realization of the benefits of these NOLs is dependent upon our recognition of taxable income in the future prior to the expiration of the NOLs.
IF WE ISSUE SHARES OF PREFERRED STOCK WITH GREATER RIGHTS THAN THE COMMON STOCK, IT COULD RESULT IN THE DECREASE IN MARKET PRICE OF THE COMMON STOCK AND COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US.
     Our Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock, of which 785,000 shares of Series F-H Preferred Stock were outstanding as of January 20, 2006. As a result of prior issuances of a total of 1,450,000 shares of Preferred Stock that were subsequently converted into Common Stock, a total of 2,765,000 shares of Preferred Stock are available for issuance in the future. Our Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of Preferred Stock. The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of Preferred Stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

FORWARD-LOOKING STATEMENTS
     This Prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us. You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this Prospectus.
     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
USE OF PROCEEDS
     The shares of Common Stock are being registered by this Registration Statement to enable the Selling Stockholders to publicly sell these shares should they choose to do so in the future. We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.
DESCRIPTION OF COMMON STOCK
     Our authorized capital stock presently consists of 80,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of January 20, 2006, there were 39,314,121 shares of Common Stock and 785,000 shares of Preferred Stock issued and outstanding. As of January 20, 2006, there were approximately 10,000 holders of our Common Stock.
     The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of Common Stock are entitled to cumulative voting rights with respect to the election of directors and may cast as many votes for directors as equals the number of shares of Common Stock held by that shareholder multiplied by the number of directors to be elected. Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock issuable upon exercise of Warrants and purchase rights held by the Selling Stockholders will be, fully paid and non-assessable.
     Computershare Trust Company, Inc. acts as transfer agent and registrar for our Common Stock.
SHAREHOLDER RIGHTS PLAN
     Each share of Common Stock has associated with it one right to purchase one one-thousandth of a share of our Junior Participating Preferred Stock for $25.00, subject to adjustment. The terms of the rights are set forth in a Rights Agreement dated as of February 12, 1999, between us and Computershare Trust Company, Inc., as Rights Agent. Prior to the occurrence of certain specified future events, the rights are not exercisable and will not be represented by separate certificates and will be transferable with and only with the associated Common Stock.
     Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the Common Stock, each holder of rights will be entitled to purchase securities of us or of an acquiring company having a market value equal to two times the purchase price thereof. In addition, rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.
     Subject to certain limitations, we may redeem the rights in whole, but not in part, at a price of $0.0001 per right. We may also exchange one share of Common Stock for each right. The rights will expire on February 12, 2009, unless earlier redeemed or exchanged by us.

     Our Rights Plan may have the effect of discouraging unsolicited takeover attempts. The foregoing summary of certain terms of the rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.
DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS
     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the corporation’s voting stock.
     The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
LIMITATION ON DIRECTOR’S LIABILITY
     Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit.
     The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.
     Our Bylaws require us to indemnify our officers and directors against liabilities incurred by them while acting in such capacities if the officer or director establishes that he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to our best interests. We have also entered into Indemnification Agreements with each of our directors and executive officers providing for similar indemnification rights.
DESCRIPTION OF PREFERRED STOCK
     Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of Preferred Stock in one or more series. As of January 20, 2006, 785,000 shares of Series F-H Convertible Preferred Stock were issued and outstanding and owned by Laurus Master Fund, Ltd. (“Laurus”). No other shares of Preferred Stock are authorized, issued or outstanding. As a result of prior issuances of a total of 1,450,000 shares of Preferred Stock that were subsequently converted into Common Stock, a total of 2,765,000 shares of Preferred Stock are available for issuance in the future. The Series F-H Preferred Stock has a per share Stated Value of $10.00 per share, with an aggregate Stated Value of $7,850,000 as of January 20, 2006. The Series F-H Convertible Preferred Stock accrue dividends at the “prime rate,” adjusted monthly. The dividends are payable monthly.
     The Series F-H Preferred Stock provides for the payment of redemption payments as follows: 1) monthly redemption payments of $150,000 per month commencing in August, 2006 until January, 2007, and 2) the balance of approximately $6.95 million in the Stated Value of the Series F-H Preferred Stock all due in February, 2007 in cash, except to the extent that the Preferred Stock has been converted to Common Stock. All of the redemption payments are applied to reduce the Stated Value of the Preferred Stock. The conversion prices of the Series F-H Preferred Stock is $2.00 per share. At a conversion price of $2.00 per share, a total of 3,925,000 shares of Common Stock are issuable upon conversion of the Convertible Preferred Stock.

     Our Board of Directors has the authority without shareholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of Preferred Stock at any time. The rights, preferences and restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to each series. Our Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. If we issue Preferred Stock, it may have the effect of delaying, deferring or preventing a change of control.
SELLING STOCKHOLDERS
     The shares of Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders and those issuable to the Selling Stockholders upon exercise of warrants held by the Selling Stockholders. The Selling Stockholders consist of (i) the investors in the December 2005 Offering (as defined on page 4 above) (the “December 2005 Investors”), (ii) Midtown Partners & Co., LLC and certain of its affiliates (“Midtown”) and (iii) Laurus Master Fund Ltd. (“Laurus”). We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for (i) the ownership by Laurus of our Preferred Stock, Convertible Note, Warrants, and shares of Common Stock acquired in the February, 2005 Offering and the redemption of the Series E Preferred Stock, (ii) the ownership by Portside Growth & Opportunity Fund (“Portside”) and Smithfield Fiduciary LLC of shares of Common Stock and Warrants purchased in the February, 2005 Offering, (iii) the engagement agreement with Midtown pursuant to which it was paid $198,575 and issued a Warrant for 171,844 shares (a portion of which Warrants it assigned to its affiliates included herein), and (iv) the shares of Common Stock and the Warrants registered for resale by the Selling Stockholders under this Registration Statement, neither the Selling Stockholders nor any of their respective affiliates have or have had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Except for Midtown, none of the Selling Stockholders are broker-dealers and, except for Messrs. Kreger and Imas and Portside, none of the Selling Stockholders are affiliates of a broker-dealer. Messrs. Kreger and Imas are affiliates of Midtown, a broker-dealer, and Portside’s investment adviser is an affiliate of a broker-dealer, and each of them purchased the securities registered herein in the ordinary course of business and at the time of the purchase of those securities none of them had any agreements or understandings, directly or indirectly, with any person to distribute those securities.
     The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock and the Warrants, as of January 20, 2006, assuming exercise of the Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of Common Stock being offered by this Prospectus by the Selling Stockholders. The term “Selling Stockholders” includes the stockholders stated below and their transferees, assignees, pledgees, donees or other successors.
     In accordance with the terms of several Registration Rights Agreements with the holders of the Shares and Warrant Shares registered hereunder, this Prospectus generally covers the resale of that number of shares of Common Stock equal to the number of shares of Common Stock issued to the Selling Stockholders and the shares of Common Stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this Registration Statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this Prospectus and that the Selling Stockholders acquire no additional shares of Common Stock before completion of this offering.
     Under the terms of the Warrants issued to those Selling Stockholders who participated in the December 2005 Offering, the Warrants issued to Midtown, and the Warrants issued to Laurus, such Selling Stockholders may not exercise the Warrants, to the extent such exercise would cause any such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding shares of Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the second and fourth columns and the percentage ownership in the fifth column do not reflect the effect of these ownership limitations.
     The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of
	Number of Shares	Shares Offered	Number of Shares	Percentage
	Beneficially Owned Prior	Pursuant to this	Owned After	Ownership After
Name of Selling Stockholder	to Offering	Prospectus	Offering	Offering
Whalehaven Capital Fund Limited (1)	1,416,666	1,416,666	0	0
Portside Growth & Opportunity Fund (2)	1,301,870	531,250	770,620	1.9%
Capital Ventures International (3)	425,000	425,000	0	0
Cranshire Capital, L.P. (4)	462,500	425,000	37,500	*
Nite Capital LP (5)	425,000	425,000	0	0
Laurus Master Fund, Ltd. (6)	8,599,306 (7)	375,000	8,224,306 (7)	18.2	%(7)
Iroquois Master Fund (8)	354,166	354,166	0	0
Hudson Bay Fund LP (9)	318,750	318,750	0	0
Double U Master Fund LP (10)	283,334	283,334	0	0
Monarch Capital Fund Ltd. (11)	283,334	283,334	0	0
Smithfield Fiduciary, LLC (12)	837,770	283,334	554,436	1.4%
Ronald A. Durando (14)	170,000	170,000	0	0
Richard H. Kreger (13)	123,728	123,728	0	0
Gustave T. Dotoli (15)	85,000	85,000	0	0
CGA Resources, LLC (16)	70,834	70,834	0	0
Jeffrey Benton (17)	70,834	70,834	0	0
Midtown Partners & Co., LLC (13)	34,368	34,368	0	0
Ariel Imas (13)	13,748	13,748	0	0

*	Less than one percent.
          (1) Includes 583,333 shares issuable upon exercise of Warrants. Derek Wood, Arthur Jones and Jennifer Kelly are the directors of Whalehaven Capital Fund Limited (“Whalehaven”) and consequently have voting control and investment discretion over shares held by Whalehaven. As a result, Messrs. Wood and Jones and Ms. Kelly may be considered beneficial owners of any shares owned by Whalehaven. Messrs. Wood and Jones and Ms. Kelly disclaim beneficial ownership of these shares.

          (2) Includes 218,750 shares issuable upon exercise of Warrants issued to Portside Growth & Opportunity Fund (“Portside”) in January, 2006 and 302,420 shares issuable upon exercise of Warrants issued to Portside in February, 2005. Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside and consequently has voting control and investment discretion over shares held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of these shares. Pursuant to the February 2005 Offering, Portside and other members of the February 2005 Investors were granted the right to purchase an aggregate of 30% of any future issuances of our securities on the same terms as the proposed offering, which right shall be allocated among the February 2005 Investors in proportion to their participation in the February 2005 Offering (Portside’s participation was 25% of the February 2005 Offering).
          (3) Includes 175,000 shares issuable upon exercise of Warrants. Heights Capital Management (“Heights Capital”) is the investment adviser of Capital Ventures International (“Capital”) and consequently has voting control and investment discretion over shares held by Capital. Heights Capital disclaims beneficial ownership of the shares held by Capital. Martin Kobinger is the investment manager of Heights Capital. As a result, Mr. Kobinger may be considered beneficial owner of any shares deemed to be beneficially owned by Heights Capital. Mr. Kobinger disclaims beneficial ownership of these shares.
          (4) Includes 175,000 shares issuable upon exercise of Warrants issued to Cranshire Capital, L.P. (“Cranshire”) in December, 2005 and 37,500 shares issuable upon exercise of Warrants issued to Cranshire in March, 2002. Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire and consequently has sole voting control and investment discretion over shares held by Cranshire. Downsview disclaims beneficial ownership of the shares held by Cranshire. Mitchell P. Kopin is the President of Downsview. As a result, Mr. Kopin may be considered beneficial owner of any shares deemed to be beneficially owned by Downsview. Mr. Kopin disclaims beneficial ownership of these shares.
          (5) Includes 175,000 shares issuable upon exercise of Warrants. Keith Goodman is a Manager of the General Partner of Nite Capital LP (“Nite Capital”) and consequently has voting control and investment discretion over shares held by Nite Capital. As a result, Mr. Goodman may be considered the beneficial owner of any shares owned by Nite Capital. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital.
          (6) Laurus Master Fund, Ltd. (“Laurus”) has sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and dispositive power over the shares owned by Laurus, but disclaim beneficial ownership of those shares, except to the extent of their pecuniary interest therein. Pursuant to the February 2005 Offering, Laurus and other members of the February 2005 Investors were granted the right to purchase an aggregate of 30% of any future issuances of our securities on the same terms as the proposed offering, which right shall be allocated among the February 2005 Investors in proportion to their participation in the February 2005 Offering (Laurus’ participation was 50% of the February 2005 Offering).
          (7) Laurus’ beneficial ownership is 4.99% as determined under Rule 13d-3 under the Securities Exchange Act of 1934. Laurus has contractually agreed to two separate beneficial ownership limitations that restrict the conversion or exercise of all JMAR shares held by Laurus. Laurus has agreed that none of the JMAR securities held by Laurus may be converted or exercised to the extent that conversion or exercise of those securities would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our Common Stock outstanding at that time. Laurus may cause this 4.99% limitation to expire by providing us 75 days advance notice of its intention to do so. This 4.99% limitation does not preclude conversion of the Series F-H Preferred Stock, Convertible Note or exercise of the Warrants over time, so long as Laurus’ beneficial ownership of our Common Stock, together with its affiliates, does not exceed the 4.99% limitation amount at any time. This 4.99% limitation automatically becomes void upon an event of default under the Convertible Note. Laurus has also agreed that none of the JMAR securities held by Laurus shall be converted or exercised to the extent that conversion of those securities would result in Laurus, together with its affiliates, beneficially owning more than 4,769,535 shares of our Common Stock (approximately 19.9% of our outstanding number of shares as of March, 2003), unless and until we obtain stockholder approval in accordance with NASDAQ corporate governance rules, or an exemption from the applicable provision of NASDAQ corporate governance rules. For purposes of this limitation, all shares that have been issued upon conversion or exercise of the JMAR securities held by Laurus and sold by Laurus are not included in this calculation of beneficial ownership. If the 4.99% ownership limitations were not operative, Laurus would have beneficial ownership of (i) 2,254,467 shares of Common Stock owned by Laurus, (ii) 375,000 shares of Common Stock issuable upon exercise of the Warrants issued in December, 2005, (iii) 604,839 shares of Common Stock issuable upon exercise of the

Warrants issued in the February 2005 Offering, (iv) 1,440,000 shares of Common Stock issuable pursuant to exercise of the Warrants issued in connection with the issuance of Series A-H Preferred Stock, and (v) 3,925,000 shares of Common Stock issuable upon conversion of Series F-H Convertible Preferred Stock. If all derivative securities held by Laurus were freely exercisable and convertible within 60 days, the total of 8,599,306 shares of Common Stock would represent beneficial ownership of 18.8% of our Common Stock.
          (8) Includes 145,833 shares issuable upon exercise of Warrants. Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. (“Iroquois”). Mr. Silverman disclaims beneficial ownership of these shares.
          (9) Includes 131,250 shares issuable upon exercise of Warrants. Hudson Bay Capital Management LP (“Hudson Capital”) is the investment advisor of Hudson Bay Fund LP (“Hudson”) and consequently has voting control and investment discretion over shares held by Hudson. Hudson Capital disclaims beneficial ownership of the shares held by Hudson. John Doscas and Yoav Roth share voting and investment power over these shares. As a result, Messrs. Doscas and Roth may be considered beneficial owners of any shares deemed to be beneficially owned by Hudson Capital. Messrs. Doscas and Roth disclaim beneficial ownership of these shares.
          (10) Includes 116,667 shares issuable upon exercise of Warrants. Double U Master Fund L.P. (“Double U”) is a master fund in a master-feeder structure with B&W Equities, LLC as its general partner. Isaac Winehouse is the manager of B&W Equities, LLC and Mr. Winehouse has ultimate responsibility for trading with respect to Double U. Mr. Winehouse disclaims beneficial ownership of the shares being registered hereunder.
          (11) Includes 116,667 shares issuable upon exercise of Warrants. Beacon Fund Advisors Ltd (“BFA”) is the investment advisor of Monarch Capital Fund Ltd. (“Monarch”) and consequently has voting control and investment discretion over shares held by Monarch. BFA disclaims beneficial ownership of the shares held by Monarch. All shares held by Monarch are for the sole benefit of Monarch.
          (12) Includes 116,667 shares issuable upon exercise of Warrants issued to Smithfield Fiduciary, LLC (“Smithfield”) in January, 2006 and 151,210 shares issuable upon exercise of Warrants issued to Smithfield in February, 2005. Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield and consequently has voting control and investment discretion over the shares of Common Stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield. Pursuant to the February 2005 Offering, Smithfield and other members of the February 2005 Investors were granted the right to purchase an aggregate of 30% of any future issuances of our securities on the same terms as the proposed offering, which right shall be allocated among the February 2005 Investors in proportion to their participation in the February 2005 Offering (Smithfield’s participation was 12.5% of the February 2005 Offering).
          (13) All shares are issuable upon exercise of Warrants. Mr. Kreger is Senior Vice President, Investment Banking Department and Mr. Imas is Senior Analyst, Investment Banking of Midtown Partners & Co., LLC (“Midtown”). Midtown acted as a financial advisor to us in connection with the December 2005 Offering. Bruce H. Jordan is the President of Midtown. Messrs. Jordan, Kreger and Imas disclaim beneficial ownership of the shares held by Midtown.
          (14) Includes 70,000 shares issuable upon exercise of Warrants.
          (15) Includes 35,000 shares issuable upon exercise of Warrants.
          (16) Includes 29,167 shares issuable upon exercise of Warrants. Mrs. Cass Adelman is the sole owner of CGA Resources, LLC (“CGA”) and consequently has voting control and investment discretion over shares held by CGA. As a result, Mrs. Adelman may be considered beneficial owner of any shares owned by CGA.
          (17) Includes 29,167 shares issuable upon exercise of Warrants.

PLAN OF DISTRIBUTION
     We are registering the shares of Common Stock previously issued and the shares of Common Stock issuable upon exercise of the Warrants to permit the resale of these shares of Common Stock by the holders of the Common Stock and Warrants from time to time after the date of this Prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.
     The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors in interest may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
     • on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
     • in the over-the-counter market;
     • in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
     • through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
     • ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
     • block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     • purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
     • an exchange distribution in accordance with the rules of the applicable exchange;
     • privately negotiated transactions;
     • to cover short sales made after the date that the registration statement of which this Prospectus is a part is declared effective by the Commission;
     • sales pursuant to Rule 144;
     • broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;
     • a combination of any such methods of sale; and
     • any other method permitted pursuant to applicable law.
     If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.
     The Selling Stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.
     The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this Prospectus forms a part.
     The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.
     We will pay all expenses of the registration of the shares of Common Stock pursuant to the Registration Rights Agreements, estimated to be $20,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this Prospectus, in accordance with the related Registration Rights Agreements, or we may be entitled to contribution.
     Once sold under the shelf Registration Statement, of which this Prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS
     The consolidated financial statements and schedules of JMAR Technologies, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated by reference in this Prospectus and the registration statement, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The legality of the Securities offered hereby is being passed upon for us by Procopio, Cory, Hargreaves & Savitch LLP, our outside corporate counsel. Joseph G. Martinez, Esq. is formerly Senior Vice President and General Counsel of JMAR and is Of Counsel to Procopio. Mr. Martinez has beneficial ownership of 7,905 shares of our Common Stock.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Information concerning us is also available for inspection at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. Our filings are also available on our website at http://www.jmar.com.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus until the termination of the offering:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	Current Report on Form 8-K filed on October 3, 2005;

•	Current Report on Form 8-K filed on October 24, 2005;

•	Current Report on Form 8-K filed on November 14, 2005;

•	Current Report on Form 8-K filed on November 22, 2005;

•	Current Report on Form 8-K filed on December 5, 2005;

•	Current Report on Form 8-K filed on December 13, 2005;

•	Current Report on Form 8-K filed on December 28, 2005;

•	Current Report on Form 8-K filed on December 29, 2005;

•	Current Report on Form 8-K filed on December 29, 2005;

•	Current Report on Form 8-K filed on January 4, 2006;

•	Current Report on Form 8-K/A filed on January 10, 2006;

•	Current Report on Form 8-K filed on January 10, 2006;

•	The description of our Common Stock contained in our registration statement on Form 8-A, filed on April 3, 1990, including any amendment or report filed for the purpose of updating the description; and

•	The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A filed on March 8, 1999.
     You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document. This Prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our Common Stock. You may request a copy of any and all information that has been incorporated by reference in this Prospectus at no cost. Please direct your requests in writing or by telephone to:
JMAR Technologies, Inc.
10905 Technology Place
San Diego, California 92127
Attention: Dennis Valentine
(858) 946-6800

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

Amount
Securities and Exchange Commission registration fee	$715.29
Printing expenses	500.00
Accounting fees and expenses	8,000.00
Legal fees and expenses	7,500.00

Miscellaneous expenses	3,284.71

Total	$20,000.00
     The amounts are estimated except for the registration fee. We have agreed to pay the above expenses of the Selling Stockholders in connection with the Offering.
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Article V of our bylaws provides that our directors, officers, employees and agents shall be indemnified against liabilities incurred by them while acting in such capacities, including liabilities arising under the Securities Act, except to the extent prohibited by then applicable law. Article V also provides for the advance of expenses incurred in defending any proceeding prior to the final disposition thereof, except to the extent prohibited by then applicable law. The right of indemnification provided shall not be exclusive of any right the party may have by law, or under any agreement, insurance policy, vote of our Board of Directors or stockholders or otherwise. We have the power to purchase and maintain insurance on behalf of any indemnifiable party against any liability asserted against or incurred by the indemnifiable party in such capacity.
     Section 145 of the Delaware General Corporation Law generally provides that indemnification will only be available where an officer or director can establish that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests.
     We maintain a director’s and officer’s liability insurance policy which indemnifies directors and officers for certain losses arising from a claim by reason of a wrongful act, as defined, under certain circumstances, in his or her capacity as a director or officer of us. Each of our executive officers and directors have entered into an Indemnification Agreement with us providing for indemnification against losses arising from their actions as a director or executive officer.
     For a description of the SEC’s position on indemnification, see the last paragraph of Item 17, “Undertakings,” which is incorporated by reference in response to this Item 15.

ITEM 16. EXHIBITS

EXHIBIT
NO.	DESCRIPTION
4.1(1)	Form of Common Stock Certificate

4.2(2)	Rights Agreement, dated as of February 12, 1999 between JMAR Technologies, Inc. and American Securities Trust & Transfer, Inc., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

5.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP

23.1	Consent of Procopio, Cory, Hargreaves & Savitch LLP is included in Exhibit 5.1 hereto.

23.2	Consent of Grant Thornton LLP.

24.1	Power of Attorney (see signature page in Part II of this Registration Statement).

(1)	Incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 (No. 33-47390) filed on April 22, 1992 and amended November 23, 1992, January 11, 1993, January 27, 1993, February 9, 1993, February 11, 1993, February 12, 1993 and declared effective on February 16, 1993.

(2)	Incorporated by reference to the exhibit filed with the Company’s Form 8-A filed on March 8, 1999.
ITEM 17. UNDERTAKINGS
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 and if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 27th day of January, 2006.

JMAR TECHNOLOGIES, INC.

By:	/s/ DENNIS E. VALENTINE
Dennis E. Valentine Vice President, Finance & Chief Financial Officer
POWER OF ATTORNEY
We, the undersigned directors of JMAR Technologies, Inc. and each of us, do hereby constitute and appoint Dennis E. Valentine our true and lawful attorney and agent, with power of substitution, to do any and all acts and things in our names and on our behalf in our capacities as directors and to execute any and all instruments for us and in our names in the capacities indicated above, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that the said attorney and agent, or his substitute or substitutes, or any one of them, shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on January 27, 2006, in the capacities indicated.

Signature	Title

/s/ VERNON H. BLACKMAN	Chairman of the Board and Director

Vernon H. Blackman

/s/ RONALD A. WALROD	Chief Executive Officer, President and

Ronald A. Walrod	Director

/s/ DENNIS E. VALENTINE	Chief Financial Officer and Principal

Dennis E. Valentine	Accounting Officer

/s/ C. NEIL BEER	Director

C. Neil Beer

/s/ CHARLES DICKINSON	Director

Charles Dickinson

/s/ J. PAUL GILMAN	Director

J. Paul Gilman

/s/ EDWARD P. O’SULLIVAN II	Director

Edward P. O’Sullivan II

/s/ BARRY RESSLER	Director

Barry Ressler